Exhibit 99.1

HUYA Inc. Announces Changes to Board Composition

GUANGZHOU, CHINA, May 18, 2020 – HUYA Inc. (NYSE: HUYA) (“Huya” or the “Company”), a leading game live streaming platform in China, today announced that the Company’s board of directors (the “Board”) has appointed Mr. Tsang Wah Kwong as an independent director, effective May 18, 2020. Concurrently, Mr. Xiaopeng He has resigned as an independent director from the Board and as a member of each committee of the Board due to personal reasons with immediate effect. Mr. Xiaopeng He’s resignation did not result from any disagreement with the Company.

In addition, the Board has approved the following changes to its Board committees, all effective immediately:

•	Mr. Tsang Wah Kwong has been appointed as a member of the audit committee, compensation committee and nominating and corporate governance committee of the Board;

•	Mr. Zhi Cheng, a director of the Company, has been appointed as a member and the chairman of the compensation committee of the Board; and

•	Mr. Lingdong Huang, chairman of the Board, has been appointed as a member of the nominating and corporate governance committee of the Board.

Mr. Tsang Wah Kwong currently serves as an independent non-executive director of China Merchants China Direct Investments Limited (SEHK: 00133), CA Cultural Technology Group Limited (SEHK: 01566), Sihuan Pharmaceutical Holdings Group Limited (SEHK: 00460) and TK Group (Holdings) Limited (SEHK: 02283). Prior to June 2011, Mr. Tsang was a partner of PricewaterhouseCoopers in Hong Kong and China and has over 30 years of experience in auditing and providing support for initial public offerings and acquisition transactions. Mr. Tsang received his bachelor’s degree in business administration from Chinese University of Hong Kong. He is a fellow member of the Hong Kong Institute of Certified Public Accountants, a member of the Chinese Institute of Certified Public Accountants and a fellow member of the Chartered Association of Certified Accountants.

Mr. Rongjie Dong, director and chief executive officer of Huya, said, “On behalf of Huya’s management and the board of directors, we’re excited to welcome Mr. Tsang to Huya’s Board. His extensive expertise and experience in the areas of accounting and finance, corporate governance and capital markets will be a valuable addition to the Board as we continue to focus on creating long-term shareholder value.

“It has been a great pleasure working with Mr. He over the past years. His guidance and counsel have made a tremendous contribution to the Company. We sincerely appreciate Mr. He for his dedication and commitment and wish him every success in the future,” concluded Mr. Dong.

About HUYA Inc.

HUYA Inc. is a leading game live streaming platform in China with a large and active game live streaming community. The Company cooperates with e-sports event organizers, as well as major game developers and publishers, and has developed e-sports live streaming as one of the most popular content genres on its platform. The Company has created an engaged, interactive and immersive community for game enthusiasts of China’s young generation. Building on its success in game live streaming, Huya has also extended its content to other entertainment content genres. Huya’s open platform also functions as a marketplace for broadcasters and talent agencies to congregate and closely collaborate with the Company.

For more information, please visit http://ir.huya.com.

For investor and media inquiries, please contact:

In China:

HUYA Inc.

Investor Relations

Tel: +86-20-2290-7829

E-mail: ir@huya.com

The Piacente Group, Inc.

Jenny Cai

Tel: +86-10-6508-0677

E-mail: huya@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: huya@tpg-ir.com